UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 13, 2022

GoGreen Investments Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40941	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

One City Centre

1021 Main St., Suite #1960

Houston, TX 77002

(713) 337-4075
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	GOGN.U	The New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	GOGN	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	GOGN.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 13, 2022, GoGreen Investments Corporation, a Cayman Island exempted company (“GoGreen”), Lifezone Metals Limited, an Isle of Man company (“Holdings”), GoGreen Sponsor 1 LP, a Delaware limited partnership, solely in its capacity as the Purchaser Representative (“Sponsor”), Aqua Merger Sub, a Cayman Islands exempted company (“Merger Sub”), Lifezone Holdings Ltd, an Isle of Man company (the “Company”), Keith Liddell, solely in his capacity as the Company Shareholders Representative (in such capacity, the “Company Shareholders Representative”), and those shareholders of the Company party thereto (collectively, the “Company Shareholders”), entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, subject to the satisfaction or waiver of certain conditions precedent in the Business Combination Agreement, the following transactions will occur: (a) the merger of GoGreen with and into Merger Sub, with Merger Sub surviving the merger and the security holders of GoGreen (other than the security holders of GoGreen electing to redeem their GoGreen ordinary shares or exercising their dissenters’ rights) becoming security holders of Holdings (the “Merger”) in accordance with the Companies Act (As Revised), as amended, of the Cayman Islands (the “Cayman Companies Act”), (b) the automatic conversion and exchange of (i) each issued and outstanding GoGreen public warrant for the right to receive one Holdings public warrant and (ii) each issued and outstanding GoGreen private warrant (whether or not a whole warrant) into the right to receive one Holdings private warrant, (c) the acquisition by Holdings of all of the issued and outstanding share capital of the Company from the Company Shareholders in exchange for the issuance of Holdings ordinary shares and, if applicable, the issuance of Earnout Shares (as defined in the Business Combination Agreement), pursuant to which the Company will become a direct wholly owned subsidiary of Holdings (the “Share Acquisition”), and (d) the other transactions contemplated by the Business Combination Agreement and the Ancillary Documents referred to therein (together with the Merger and Share Acquisition, the “Transactions”). Unless otherwise indicated, capitalized terms used but not defined in this Current Report on Form 8-K (this “Report”) have the respective meanings given to them in the Business Combination Agreement. References herein to “GoGreen” shall refer to GoGreen Investments Corporation for all periods prior to completion of the Merger and to Merger Sub, as the surviving company, for all periods after completion of the Merger.

In consideration for the Merger, each GoGreen shareholder will receive one Holdings ordinary share and one Holdings warrant for each ordinary share and whole warrant they hold in GoGreen, respectively, immediately prior to the Merger. In accordance with the terms and subject to the conditions of the Business Combination Agreement, the consideration to be received by the Company Shareholders (fully diluted for the exercise of Company options and Company RSUs) in connection with the Share Acquisition shall be the issuance of an aggregate number of Holdings ordinary shares equal to (a) $626,801,280 divided by (b) $10.00. As additional consideration for the Company ordinary shares acquired by Holdings in connection with the Share Acquisition, Holdings will issue to eligible Company Shareholders up to an aggregate of 25,072,052 Earnout Shares, subject to certain triggering events, as described further in the Business Combination Agreement.

In connection with the Share Acquisition Closing, unvested Company options will vest and become exercisable and the vesting of Company RSUs will accelerate and holders of Company awards will have the opportunity to exercise their Company options and settle their Company RSUs, in each case, subject to full payment of the applicable exercise price or call price. Company ordinary shares delivered pursuant to the exercise or settlement of a Company equity award will be treated the same as other Company ordinary shares in connection with the Share Acquisition Closing. On the Share Acquisition Closing, any unexercised Company options or Company RSUs whose call price is not paid in full will lapse for no consideration.

Representations and Warranties

Under the Business Combination Agreement, GoGreen has made customary representations and warranties to the Company, Holdings and the Company Shareholders relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, Securities and Exchange Commission (“SEC”) filings, financial statements, internal controls, absence of certain changes, compliance with laws, actions, orders and permits, taxes and returns, employees and employee benefit plans, properties, material contracts, transactions with related persons, the U.S. Investment Company Act of 1940, as amended (“Investment Company Act”) and the Jumpstart Our Business Startups Act of 2012, finders’ and brokers’ fees, sanctions and certain business practices, private placements, insurance, no misleading information supplied, the Trust Account and acknowledgement of no further representations and warranties.

Under the Business Combination Agreement, Holdings has made customary representations and warranties to GoGreen, the Company and the Company Shareholders relating to, among other things, organization and standing, due authorization and binding agreement, governmental approvals, non-contravention, capitalization, limited activities, finders’ and brokers’ fees, Investment Company Act, taxes and no misleading information supplied.

Under the Business Combination Agreement, the Company has made customary representations and warranties (on behalf of itself and its subsidiaries) to GoGreen relating to, among other things, organization and standing, due authorization and binding agreement, capitalization, company subsidiaries, governmental approvals, non-contravention, financial statements, absence of certain changes, compliance with laws, permits, litigation, material contracts, intellectual property, taxes and returns, real property, personal property, employee matters, benefit plans, environmental matters, transactions with related persons, insurance, data protection and cybersecurity, sanctions and certain business practices, Investment Company Act, finders’ and brokers’ fees and no misleading information supplied.

Under the Business Combination Agreement, each Company Shareholder has made customary representations and warranties (with respect to itself only) to GoGreen, Holdings and the Company relating to, among other things, organization and standing, due authorization and binding agreement, share ownership, governmental approvals, non-contravention, litigation, certain investment representations, finders’ and brokers’ fees and no misleading information supplied.

Covenants

The Business Combination Agreement includes customary covenants of the parties including, among other things, (i) the conduct of their respective business operations prior to the consummation of the Transactions, (ii) using commercially reasonable efforts to obtain relevant approvals and comply with all applicable listing requirements of the New York Stock Exchange in connection with the Transactions and (iii) using commercially reasonable efforts to consummate the Transactions and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Transactions. The Business Combination Agreement also contains additional covenants of the parties, including covenants providing for GoGreen, the Company and Holdings to use commercially reasonable efforts to file, and to cooperate with each other to prepare the registration statement of Holdings required to be filed in connection with the Transactions (the “Registration Statement”), which will contain a proxy statement of GoGreen.

Conditions to Closing

The respective obligations of each party to consummate the Transactions, including the Merger, are subject to the satisfaction, or written waiver (where permissible), by the Company and GoGreen of the following conditions:

●	the unconditional approval by the Tanzanian Fair Competition Commission of the Transactions;

●	GoGreen’s shareholders having approved and adopted the Shareholder Approval Matters;

●	the absence of any law or governmental order, inquiry, proceeding or other action in Tanzania that would prohibit the Transactions;

●	GoGreen having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g) of the Exchange Act) remaining at the Share Acquisition Closing after giving effect to any redemptions by GoGreen shareholders;

●	the Holdings ordinary shares (including those to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the Subscription Agreements) and Holdings warrants (including the ordinary shares underlying such warrants) having been approved for listing on the New York Stock Exchange, subject only to official notice thereof;

●	the Registration Statement (and any amendments and supplements) shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), no stop order shall have been issued by the U.S. Securities and Exchange Commission (the “SEC”) that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn; and

●	the memorandum of association and articles of association Holdings shall have been amended and restated according to the Business Combination Agreement.

Conditions to the Obligations of the Company and the Company Shareholders

The obligations of the Company and the Company Shareholders to consummate the Transactions are subject to the satisfaction, or written waiver (by the Company, where permissible) of the following conditions:

●	the representations and warranties of GoGreen and Holdings being true and correct as determined in accordance with the Business Combination Agreement;

●	each of GoGreen, Holdings and Merger Sub having performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Merger Closing Date or the Share Acquisition Closing Date;

●	GoGreen and Holdings having delivered to the Company and the Company Shareholders Representative a certificate dated as of the Merger Closing Date, signed by an officer of each of GoGreen and Holdings, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

●	GoGreen having made all necessary and appropriate arrangements with the trustee to have all of the funds held in the Trust Account disbursed to GoGreen at the Share Acquisition Closing Date, and all such funds released from the Trust Account be available to Merger Sub in respect of all or a portion of certain payment obligations under the Business Combination Agreement;

●	GoGreen having provided the holders of GoGreen ordinary shares with the opportunity to make redemption elections with respect to their GoGreen ordinary shares pursuant to their Redemption Rights;

●	the Available Closing Cash Amount being no less than the Minimum Cash Amount, after accounting for redemptions and transaction expenses; and

●	the Ancillary Documents required to be executed by GoGreen, Holdings and Merger Sub according to the Business Combination Agreement at or prior to the Merger Closing Date or the Share Acquisition Closing shall have been executed and delivered to the Company.

Conditions to the Obligations of the GoGreen and Holdings

The obligations of GoGreen and Holdings to consummate the Transactions are subject to the satisfaction, or written waiver (by GoGreen or Holdings, as applicable, where permissible, including under the terms of the Business Combination Agreement) of the following conditions:

●	the representations and warranties of the Company and the Company Shareholders being true and correct as determined in accordance with the Business Combination Agreement;

●	the Company and the Company Shareholders having performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under the Business Combination Agreement to be performed or complied with by them on or prior to the Merger Closing Date or the Share Acquisition Closing Date;

●	the Company and the Company Shareholders Representative (on behalf of the Company Shareholders) having delivered to GoGreen a certificate dated as of the Merger Closing Date, signed by each of the Company and the Company Shareholders, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement but in each case, solely with respect to themselves; and

●	the Ancillary Documents required to be executed by the Company and the Company Shareholders according to the Business Combination Agreement at or prior to the Merger Closing Date or the Share Acquisition Closing shall have been executed and delivered to the GoGreen.

Termination

The Business Combination Agreement may be terminated and the Transactions may be abandoned at any time prior to the Merger Closing Date, notwithstanding receipt of any requisite approval and adoption of the Business Combination Agreement and the Transactions by the shareholders of GoGreen or any party, as follows:

●	by mutual written consent of GoGreen and the Company;

●	by either GoGreen or the Company if any of the closing conditions set forth in the Business Combination Agreement have not been satisfied or waived by July 25, 2023 (the “Outside Date”); provided, however, that the Business Combination Agreement may not be terminated under such provision of the Business Combination Agreement by or on behalf of any party that either directly or indirectly through its affiliates (or with respect to the Company, the Company Shareholders or Holdings) is in breach or violation of any representation, warranty, covenant or obligation contained therein, with such breach or violation being the principal cause of the failure of a condition set forth in the Business Combination Agreement on or prior to the Outside Date;

●	by either GoGreen or the Company if any governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to such section will not be available to a party if the failure by such party or its affiliates (or with respect to the Company, the Company Shareholders or Holdings) to comply with any provision of the Business Combination Agreement was the principal cause of the failure of such order or action;

●	by the Company upon a breach of any representation, warranty, covenant or agreement on the part of GoGreen and Holdings set forth in the Business Combination Agreement, or if any representation, warranty of GoGreen and Holdings becomes untrue or inaccurate, in each case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

●	by GoGreen upon a breach of any warranty, covenant or agreement on the part of the Company or the Company Shareholders set forth in the Business Combination Agreement, or if any warranty of Company or the Company Shareholders becomes untrue or inaccurate, in any case such that the related closing conditions contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights; and

●	by either GoGreen or the Company if the extraordinary general meeting of shareholders is held and has concluded, GoGreen shareholders have duly voted, and the Required Shareholder Approval is not obtained.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the entire text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto, and the Ancillary Agreements, the terms of each of which are incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. In particular, the assertions embodied in the representations and warranties in the Business Combination Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Business Combination Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Business Combination Agreement are not necessarily characterizations of the actual state of facts about GoGreen, Holdings, Merger Sub, the Company Shareholders or the Company at the time they were made or otherwise and should only be read in conjunction with the other information that GoGreen makes publicly available in reports, statements and other documents filed with the SEC.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, the Sponsor has entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with GoGreen, Holdings and the Company, pursuant to which the Sponsor has agreed to, among other things, (a) vote at any meeting of GoGreen shareholders to be called for approval of the Transactions all GoGreen Class A ordinary shares or GoGreen Class B ordinary shares, par value $0.0001 per share (collectively, the “Sponsor Securities”), held of record or thereafter acquired in favor of the Shareholder Approval Matters, (b) be bound by certain other covenants and agreements related to the Transactions and (c) be bound by certain transfer restrictions with respect to the Sponsor Securities and warrants exercisable for Sponsor Securities, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. The Sponsor Support Agreement also provides that the Sponsor has agreed irrevocably to waive its redemption rights in connection with the consummation of the Transactions with respect to any Sponsor Securities they may hold.

Subject to the conditions set forth in the Sponsor Support Agreement, the Sponsor additionally agreed to deposit 1,725,000 shares of Sponsor Securities (“Sponsor Earn-Out Shares”) into escrow and, if at any time prior to or as of the fifth anniversary of the Share Acquisition Closing, the VWAP (as adjusted for share splits, share capitalization, reorganizations, recapitalizations and the like) over any 20 trading days within any 30 trading day period, is greater than or equal to: (i) $14.00, then 862,500 of the Sponsor Earn-Out Shares will vest, or (ii) $16.00, then 1,725,000 of the Sponsor Earn-Out Shares (less any Sponsor Earnout Shares previously vested pursuant to clause (i)) will vest. If a Change of Control (as defined in the Sponsor Support Agreement) occurs as of or prior to the fifth anniversary of the Share Acquisition Closing, pursuant to which Holdings or its shareholders receive consideration implying a value per Holdings ordinary share (as determined in good faith by the board of directors of Holdings) of (a) less than $14.00, then no Sponsor Earnout Shares will vest, (b) greater than or equal to $14.00 but less than $16.00, 862,500 Sponsor Earnout Shares will vest, and (c) greater than or equal to $16.00, then 1,725,000 Sponsor Earnout Shares (less any Sponsor Earnout Shares previously vested pursuant to clause (b)) will vest.

Subject to the conditions set forth in the Sponsor Support Agreement, each Company Shareholder's Closing Number of Shares issued at the Share Acquisition Closing shall be increased by a number of Holdings ordinary shares equal to the number of Sponsor Shares forfeited pursuant to the Sponsor Support Agreement. The Sponsor shall forfeit its shares at a value of $10 per share, up to a maximum value of $35 million, to the extent Holdings would have less than $50 million of net cash from the PIPE Investment and the Trust Account after payment of certain transaction expenses, as set forth in the Business Combination Agreement. These shares will be forfeited first from the Sponsor Earn-Out Shares subject to vesting at the $16 level and then those subject to vesting at the $14 level, until there are no Sponsor Earn-Out Shares remaining, and thereafter, from Holdings ordinary shares that the Sponsor would have received as transaction consideration. An equivalent number of Holdings ordinary shares will be issued to the Company Shareholders at the Share Acquisition Closing.

The foregoing summary of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, which is attached as Exhibit 10.1 hereto and the terms of which are incorporated herein by reference.

Lock-Up Agreements

In connection with the Share Acquisition Closing, certain key shareholders of the Company (the “Key Company Shareholders”) will enter into agreements (the “Company Shareholder Lock-Up Agreements”) providing that the Key Company Shareholders will not, subject to certain exceptions (including the payment of taxes arising from the Proposed Transactions), transfer any Restricted Securities (as defined in the Company Shareholder Lock-Up Agreements) during the period commencing from the Share Acquisition Closing Date until 180 days after the Share Acquisition Closing Date.

In connection with the Share Acquisition Closing, the Sponsor will enter into an agreement (the “Sponsor Lock-Up Agreement”) providing that it will not, subject to certain exceptions, transfer (i) Phase I Lock-up Shares (as defined below) until the date that is 60 days after the Share Acquisition Closing Date and (ii) Phase II Lock-up Shares (as defined below) until the date that is 180 days after the Share Acquisition Closing Date. For purposes of the Sponsor Lock-Up Agreement, “Phase I Lock-up Shares” means the number of Holdings ordinary shares that are received by the Sponsor in exchange for the number of GoGreen Class A ordinary shares held by the Sponsor immediately prior to the Merger Effective Time, and “Phase II Lock-up Securities” means any Holdings ordinary shares and any warrants to purchase Holdings ordinary shares that are held by the Sponsor following the Merger Closing Date, other than Phase I Lock-up Shares or Holdings ordinary shares acquired in the PIPE Investment.

The foregoing summary of the Company Shareholder Lock-Up Agreements and Sponsor Lock-Up Agreement are qualified in its entirety by reference to the full text of the form of Sponsor Lock-Up Agreement and form of Company Shareholder Lock-Up Agreement, which are attached as Exhibit 10.2 and 10.3 hereto, respectively, and the terms of which are incorporated herein by reference.

PIPE Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, GoGreen and Holdings entered into subscription agreements (the “Subscription Agreements”) with certain institutional and accredited investors, pursuant to which such investors agreed to subscribe for and purchase, and Holdings agreed to issue and sell to such investors, at the Closing Date, an aggregate of 7,017,317 Holdings ordinary shares for $10.00 per share, for aggregate gross proceeds of $70,173,170.00 (the “PIPE Financing”). The Subscription Agreements provide that Holdings will grant the investors in the PIPE Financing certain customary registration rights. The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Transactions.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the forms of Subscription Agreements, copies of which are attached as Exhibit 10.4 and Exhibit 10.5 hereto, respectively, and the terms of which are incorporated herein by reference.

New Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Share Acquisition Closing, Holdings, certain Company equityholders, certain GoGreen equityholders, the Sponsor and GoGreen will enter into a Registration Rights Agreement (the “New Registration Rights Agreement”), pursuant to which Holdings will agree to register for resale certain shares of Holdings ordinary shares and other equity securities of Holdings that are held by the parties thereto from time to time. Pursuant to the New Registration Rights Agreement, Holdings will agree to file a shelf registration statement registering the resale of all of the Registrable Securities (as defined in the New Registration Rights Agreement) no later than 30 days of the Share Acquisition Closing. Holdings also agreed to provide customary “piggyback” registration rights, subject to certain requirements and customary conditions. The New Registration Rights Agreement also provides that Holdings will pay certain expenses relating to such registrations and indemnify the shareholders against certain liabilities.

The foregoing summary of the New Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of New Registration Rights Agreement, which is attached as Exhibit 10.6 hereto and the terms of which are incorporated herein by reference.

Warrant Assumption Agreement

The Business Combination Agreement contemplates that, immediately prior to the Merger Effective Time, GoGreen and Continental Stock Transfer & Trust Company (the “Warrant Agent”) will enter into an Assignment, Assumption and Amendment Agreement (the “Warrant Assumption Agreement”), which amends that certain Warrant Agreement, dated as of October 20, 2021, by and between GoGreen and the Warrant Agent (the “Existing Warrant Agreement”), pursuant to which (a) GoGreen will assign to Holdings, and Holdings will assume, all of GoGreen’s right, title and interest in and to the Existing Warrant Agreement and (b) each GoGreen warrant shall be modified to no longer entitle the holder to purchase GoGreen ordinary shares and instead acquire an equal number of Holdings ordinary shares per GoGreen warrant.

The foregoing summary of the Warrant Assumption Agreement is qualified in its entirety by reference to the full text of the form of Warrant Assumption Agreement, which is attached as Exhibit 10.7 hereto and the terms of which are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Report is incorporated by reference herein. The Holdings ordinary shares to be offered and sold in connection with the PIPE Financing have not been registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. The Holdings ordinary shares to be issued to the Company Shareholders in respect of the Company ordinary shares in connection with the Share Acquisition will not be registered under the Securities Act, in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

Furnished herewith as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the press release jointly issued by the parties announcing the Transactions.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that was presented to certain potential investors in connection with the Transactions.

Furnished herewith as Exhibit 99.3 and incorporated into this Item 7.01 by reference is the press release issued by Tembo Nickel Corporation Limited, an indirect subsidiary of the Company, announcing the Transactions.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between GoGreen and Company, the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company and other statements that are not historical facts.

These statements are based on the current expectations of GoGreen and/or Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GoGreen and Company. These statements are subject to a number of risks and uncertainties regarding Company’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by GoGreen’s shareholders in connection with the business combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the business combination; the risk that the approval of the shareholders of Company or GoGreen for the potential transaction is not obtained; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Company and GoGreen; the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; the risks related to the rollout of Company’s business, the efficacy of Company’s proprietary technology, and the timing of expected business milestones; the effects of competition on Company’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Holdings to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; costs related to the business combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Company presently does not know or that Company currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Company’s expectations, plans or forecasts of future events and views as of the date of this Report. Company anticipates that subsequent events and developments will cause Company’s assessments to change. However, while Company may elect to update these forward-looking statements in the future, Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Company’s assessments as of any date subsequent to the date of this Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the business combination, Holdings intends to file with the SEC a registration statement on Form F-4, which will include a preliminary prospectus and preliminary proxy statement and, after the registration statement is declared effective, GoGreen will mail a definitive proxy statement/prospectus and other relevant documents relating to the business combination to its shareholders. This Report is not a substitute for the registration statement, the definitive proxy statement/prospectus or any other document that GoGreen will send to its shareholders in connection with the business combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of GoGreen as of a record date to be established for voting on the business combination. Shareholders of GoGreen will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: GoGreen Investments Corporation, One City Centre, 1021 Main Street, Suite 1960, Houston, TX 77002.

Participants in the Solicitation

Holdings, Company, GoGreen and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of GoGreen’s shareholders in connection with the business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of the directors and officers of Holdings, Company, GoGreen in the registration statement on Form F-4 to be filed with the SEC by Holdings, which will include the proxy statement of GoGreen for the business combination. Information about GoGreen’s directors and executive officers is also available in GoGreen’s filings with the SEC.

No Offer or Solicitation

This Report is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) The following exhibits are being filed herewith:

Exhibit	Description
2.1†	Business Combination Agreement, dated as of December 13, 2022, by and among GoGreen Investments Corporation, GoGreen Sponsor 1 LP, Lifezone Metals Limited, Aqua Merger Sub, Lifezone Holdings Ltd., the Shareholder Representative and the Company Shareholders.
10.1	Sponsor Support Agreement, dated as of December 13, 2022, by and among GoGreen Investments Corporation, GoGreen Sponsor 1 LP, Lifezone Metals Limited and Lifezone Holdings Ltd.
10.2	Form of Sponsor Lock-Up Agreement.
10.3	Form of Company Shareholder Lock-Up Agreement.
10.4	Form of PIPE Subscription Agreement for institutional investors.
10.5	Form of PIPE Subscription Agreement for accredited investors.
10.6	Form of New Registration Rights Agreement.
10.7	Form of Warrant Assumption Agreement.
99.1	Press Release, dated December 13, 2022, issued by the parties announcing the Transactions.
99.2	Investor Presentation, dated December 2022.
99.3	Press Release, dated December 13, 2022, issued by Tembo Nickel Corporation Limited announcing the Transactions.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 13, 2022

GOGREEN INVESTMENTS CORPORATION

By:	/s/ John Dowd
Name:	John Dowd
Title:	Chief Executive Officer